Mail Stop 4561

October 6, 2008

Via U.S. Mail and Facsimile 630.368.2308

Mr. Steven P. Grimes
Chief Operating Officer and Chief Financial Officer
Inland Western Retail Real Estate Trust, Inc.
2901 Butterfield Road
Oak Brook, IL 60523

> **Re:** **Inland Western Retail Real Estate Trust, Inc.**
> **Form 10-K for fiscal year ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 0-51199**

Dear Mr. Grimes:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Kevin Woody
Accounting Branch Chief